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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (Amendment No. 1)*

                            CITYSCAPE FINANCIAL CORP.
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                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
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                         (Title of Class of Securities)

                                    178778106
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                                 (CUSIP number)

                                Asher Fensterheim
                                 565 Taxter Road
                            Elmsford, New York 10523
                                 (914) 592-4646
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                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                November 22, 1996
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             (Date of event which requires filing of this statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

      Note. Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

      *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.


                               (Page 1 of 5 Pages)
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CUSIP NO.  178778106                   13D                     PAGE 2 OF 5 PAGES

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1     NAME OF REPORTING PERSONS
      S.S OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

      Jay L. Botchman
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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [ ]
                                                                         (b) [ ]


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3     SEC USE ONLY



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4     SOURCE OF FUNDS*


      N/A
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5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
      2(d) or 2(e)                                                           [ ]


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6     CITIZENSHIP OR PLACE OF ORGANIZATION


      U.S.A.
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              7     SOLE VOTING POWER
  NUMBER OF

   SHARES           400,000*
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              8     SHARED VOTING POWER
BENEFICIALLY

   OWNED BY
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              9     SOLE DISPOSITIVE POWER
    EACH

  REPORTING         400,000*
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              10    SHARED DISPOSITIVE POWER
 PERSON WITH


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11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


      400,000
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12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]



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13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


      1.35%
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14    TYPE OF REPORTING PERSON*


      IN
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      *EXCLUDES OPTIONS WITH RESPECT TO 4,140,000 SHARES TO BE ASSIGNED BY MR.
BOTCHMAN. SEE ITEM 4.
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      This Amendment No. 1 amends and supplements, pursuant to Rule 13d-2(a), the Schedule 13D of Mr. Botchman filed with the Securities and Exchange Commission on May 1, 1996 relating to the Common Stock, par value $0.01 per share (the "Common Stock") of Cityscape Financial Corp. (the "Company").

ITEM 1.     SECURITY AND ISSUER

       The undersigned hereby sets forth this Amendment No. 1 to Schedule 13D with respect to the Common Stock of the Company, a Delaware corporation, whose principal executive offices are located at 565 Taxter Road, Elmsford, New York 10523.


ITEM 2.     IDENTITY AND BACKGROUND

            This Amendment No. 1 to Schedule 13D is being filed by Jay L. Botchman, a U.S. citizen. Mr. Botchman is primarily a consultant and is the sole owner of J.L.B. Equities, Inc ("J.L.B."), located at 565 Taxter Road, Elmsford, New York 10523.

            Mr. Botchman has not during the past five years been convicted in a criminal proceeding nor has he been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction, a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to Federal or State securities laws, or finding any violation with respect to such laws.


ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

      Not applicable.


ITEM 4.     PURPOSE OF TRANSACTION

      The transaction giving rise to the filing of this Amendment No. 1 to
Schedule 13D is an Option Purchase Agreement dated November 22, 1996 (filed herewith) (the "Option Purchase Agreement") pursuant to which Mr. Botchman assigned to Franklin Mutual Advisers, Inc., as agent for the Advisory Clients listed on Schedule 1 of such Option Purchase Agreement, Mr. Botchman's interest in option agreements dated March 10, 1996 (the "Options"), between Mr. Botchman and each of Messrs. Robert Grosser, Robert C. Patent and Asher Fensterheim. The Options provided Mr. Botchman an option to purchase an aggregate of 4,140,000 shares of Common Stock. The assignment of the Options is scheduled to be completed on January 7, 1997.

      Besides the above mentioned Option Purchase Agreement and, except that, from time to time, Mr. Botchman may dispose of Common Stock as permitted pursuant to Rule 144 of the Securities Act of 1933, as amended, Mr. Botchman does not have any present plans or proposals which relate to or would result in any of the events listed under Item 4 of the Schedule 13D of Mr. Botchman filed May 1, 1996.


                                  Page 3 of 5
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ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER

      At the close of business on November 14, 1996, there were 29,640,212 outstanding shares of Common Stock. Excluding the Options, Mr. Botchman beneficially owns 1.35% of the outstanding Common Stock (400,000 shares), of which Mr. Botchman has sole voting power. Mr. Botchman has not effected any transactions in the Common Stock in the last 60 days.


ITEM 6.     CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
            RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

            Other than those previously mentioned on Schedule 13D, to the best of Mr. Botchman's knowledge, there are at present no other contracts, arrangements, understandings or relationships (legal or otherwise) between Mr. Botchman and any person with respect to any securities of the Company, including but not limited to, transfer or voting of any of the securities of the Company, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power or investment power over such securities (other than standard default and similar provisions contained in loan agreements).


ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS

            The foregoing summaries are qualified in their entirety by reference to the following Exhibits:

            1. Option Purchase Agreement dated November 22, 1996 between Mr. Botchman and Franklin Mutual Advisers, Inc.


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                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.






      Dated:  December 9, 1996            /s/ Jay L. Botchman
                                          -------------------
                                          Jay L. Botchman


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